Mail Stop 3561

      	November 21, 2005


Robert E. Bernard, Chief Executive Officer
dELiA*s, Inc.
435 Hudson Street
New York, New York  10014

      Re:	dELiA*s, Inc.
      Amendment No. 2 to Registration Statement on Form S-1
      Filed November 16, 2005
      File No. 333-128153

Dear Mr. Bernard:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Cover Page
1. Please disclose the actual subscription price for the rights offering.

Item 16. Exhibits and Financial Statement Schedules, page II-2
2. The tax consequences of the spin off are material to investors. See Item 601(b)(8) of Regulation S-K. Therefore, please file the tax opinion from Weil, Gotshal & Manges LLP that you discuss in your document. Counsel must file the tax opinion before you request effectiveness of the registration statement.



*	*	*	*	*	*
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Yong Kim, Staff Accountant, at (202) 551-
3323
or William Choi, Accounting Branch Chief, at (202) 551-3716, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at
(202) 551-3343, Ellie Quarles, Special Counsel, at (202) 551-3238,
or
me at (202) 551-3720 with any other questions.

Sincerely,



      H. Christopher Owings
      Assistant Director


cc:	Richard M. Graf, Esq.
	Katten Muchin Rosenman LLP
	Via Fax: (202) 339-6058

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Robert E. Bernard, Chief Executive Officer
dELiA*s, Inc.
November 21, 2005
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